Exhibit 11

NEENAH PAPER, INC. AND SUBSIDIARIES

STATEMENT REGARDING THE COMPUTATION OF

EARNINGS PER SHARE

(Dollars in millions, except share and per share amounts)

	Year Ended December 31,
	2009	2008	2007
Income (loss) from continuing operations	$(1.8)	$(47.3)	$32.2
Less: Distributed and undistributed amounts allocated to participating securities (a)	—	0.1	0.3
Income (loss) from continuing operations available to common stockholders	(1.8)	(47.4)	31.9
Income (loss) from discontinued operations, net of income taxes	0.6	(111.2)	(22.0)
Net income (loss) available to common stockholders	$(1.2)	$(158.6)	$9.9

Weighted-average basic shares outstanding	14,655	14,642	14,874
Add: Assumed incremental shares under stock compensation plans	—	—	267
Assuming dilution	14,655	14,642	15,141

Earnings (Loss) Per Common Share
Basic
Continuing operations	$(0.12)	$(3.24)	$2.15
Discontinued operations	0.04	(7.59)	(1.48)
	$(0.08)	$(10.83)	$0.67
Diluted
Continuing operations	$(0.12)	$(3.24)	$2.11
Discontinued operations	0.04	(7.59)	(1.46)
	$(0.08)	$(10.83)	$0.65

(a)   In accordance with ASC Topic 260, for the years ended December 31, 2009 and 2008 undistributed losses have been entirely allocated to common stockholders due to the fact that the holders of participating securities are not contractually obligated to share in the losses of the Company.